Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

•	Revenue down by 5.6% to $289.6 million in 4Q11 from $306.9 million in 3Q11 and down by 29.1% compared to 4Q10.

•	Gross margin was -7.4% in 4Q11 compared to 1.4% in 3Q11 primarily due to revenue decrease, the increase of depreciation expenses and the loss from the settlement with Elpida.

•	Net cash flow from operations decreased to $80.8 million in 4Q11 from $160.9 million in 3Q11 mainly due to net losses.

•	Loss attributable to Semiconductor manufacturing International Corporation was $165.6 million in 4Q11, compared to loss of $88.1 million in 3Q11.

•	Diluted EPS was $(0.3) per ADS.

Set out below is a copy of the full text of the press release by the Company on February 8, 2012, in relation to its results for the three months ended December 31, 2011.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –February 8, 2012. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2011.

First Quarter 2012 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase between 7% to 9%.

•	Gross margin is expected to range from 4% to 7%.

•	Operating expenses excluding foreign exchange differences are expected to range from $96 million to $99 million.

•	Capital expenditure for the year of 2012 is expected to be around $430 million

Dr. Tzu-Yin Chiu, Chief Executive Officer commented, “We are on track in implementing new initiatives and strategies within the company. Operationally, we continue to emphasize production improvement and customer service. As a result, more positive customer feedback is a testament to our strengthened team and improved performance and operations. In the fourth quarter of 2011, a leading customer ranked our Shanghai fab the number one 8-inch fab among all of its foundry suppliers. Another leading customer awarded us for our excellent track record of support for their power management processor after achieving over 1 billion unit shipments of power management processors with an outstanding delivery record over the past years.”

“Our China revenue continues to grow along with China’s semiconductor market. In 2011, our China fabless wafer revenue grew 16% compared to 2010, equivalent to 30.6% of our total wafer revenue in 2011.”

“As for technology development, we are encouraged by our 45/40nm progress, with very positive feedback from our customers. Our 45/40nm service has become competitive with our peers. We have already begun early risk production, and 45/40nm contributed 0.3% of total revenue in the fourth quarter of 2011.”

“With increased customer confidence and a recovering economy, we are seeing some rebound in the first quarter of this year, and we are targeting continued growth in the second quarter.”

Conference Call / Webcast Announcement

Date: February 9, 2012
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US        1-866-519-4004        (Pass code: SMIC)
HK         8-0093-0346        (Pass code: SMIC)
China      80-0819-0121         (Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/9rse7p9s

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (”fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2012 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Fourth Quarter 2011 Operating Results

Amounts in US$ thousands, except for EPS and operating data

¡¡	4Q11	3Q11	QoQ	4Q10	YoY
Sales, net	289,628	306,890	-5.6%	408,600	-29.1%
Cost of sales	310,959	302,667	2.7%	312,043	-0.3%
Gross (loss) profit	(21,331)	4,223	—	96,557	—
Operating expenses	85,667	79,987	7.1%	29,567	189.7%
Income (Loss) from operations	(106,998)	(75,764)	41.2%	66,990	—
Other income (expense), net	5,053	(223)	—	5,446	-7.2%
Income tax expenses	(65,040)	(12,470)	421.6%	(388)	16,662.9%
Net income (loss) after income taxes	(166,985)	(88,457)	88.8%	72,048	—
Gain from equity investment	1,783	601	196.7%	304	486.5%
Income from discontinued operations net of tax effect(1)	-	—	—	(3,657)	—
Net income (loss)	(165,201)	(87,856)	88.0%	68,695	—
Accretion of interest to noncontrolling interest	(381)	(217)	75.6%	(125)	204.8%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	(165,582)	(88,073)	88.0%	68,570	—
Gross margin	-7.4%	1.4%	—	23.6%	—
Operating margin	-36.9%	-24.7%	—	16.4%	—
Loss per ordinary share (basic and diluted)(2)	(0.01)	(0.00)	—	0.00	—
Loss per ADS (basic and diluted)	(0.30)	(0.16)	—	0.13	—
Wafers shipped (in 8” wafers)(3)	374,116	406,715	-8.0%	517,404	-27.7%
Capacity utilization(4)	65.6%	61.0%	4.6%	92.1%	-26.5%

Note:

(1)	On March 1, 2011, the Company deconsolidated Semiconductor Manufacturing International (AT) Corporation (“AT”) as its majority ownership interest was reduced to 10%. Both the results of operations of AT prior to deconsolidation and a gain on deconsolidation were reported as income (loss) from discontinued operations.

(2)	Based on weighted average ordinary shares of 27,483 million (basic) and 27,483 million (diluted) in 4Q11, 27,459 million (basic) and 27,459 million (diluted) in 3Q11, and 26,547 million (basic) and 26,749 million (diluted) in 4Q10.

(3)	Including copper interconnects

(4)	Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing process. Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafer out divided by estimated capacity.

•	Revenue decreased to $289.6 million in 4Q11, down 5.6% QoQ from $306.9 million in 3Q11 due to a 8% decrease in wafer shipments.

•	Cost of sales increased to $311.0 million in 4Q11, an increase of 2.7% QoQ from $302.7 million in 3Q11 due to the ramp-up of 12-inch fab resulting in increased depreciation expense, and $11.4 million in excess of the amount accrued for Elpida settlement in other manufacturing costs.

•	Gross loss of $21.3 million in 4Q11, compared to a gross profit of $4.2 million in 3Q11 and gross profit of $96.6 million in 4Q10.

•	Gross margin was -7.4% in 4Q11, down from 1.4% in 3Q11 primarily due to revenue decrease, the increase of depreciation expenses and the loss from the settlement with Elpida.

•	Operating expense increased to $85.7 million in 4Q11, an increase of 7.1% QoQ from $80.0 million in 3Q11, mainly due to the reasons stated in Operating Expenes (Income) Analysis.

Analysis of Revenues

Sales Analysis
By Application	4Q11	3Q11	4Q10
Computer	3.3%	3.1%	2.4%
Communications	44.1%	41.7%	50.9%
Consumer	42.5%	45.8%	39.2%
Others	10.1%	9.4%	7.5%
By Service Type	4Q11	3Q11	4Q10

Wafers(1)	92.2%	93.8%	93.9%
Mask Making, testing, others	7.8%	6.2%	6.1%
By Customer Type	4Q11	3Q11	4Q10

Fabless semiconductor companies	88.5%	82.2%	79.8%
Integrated device manufacturers (IDM)	8.2%	14.1%	16.6%
System companies and others	3.3%	3.7%	3.6%
By Geography	4Q11	3Q11	4Q10

North America	55.9%	55.7%	56.6%
China(2)	34.1%	30.7%	31.1%
Eurasia(3)	10.0%	13.6%	12.3%
Wafer Revenue Analysis	¡¡

By Technology (logic, memory & copper interconnect only)	4Q11	3Q11	4Q10

40/45?nm	0.3%	0.0%	0.0%
55/65?nm	21.0%	19.9%	8.6%
90?nm	9.2%	10.0%	15.4%
0.13 μm	22.3%	20.8%	31.9%
0.15/0.18?μm	37.2%	37.4%	27.7%
0.25/0.35 μm	10.0%	11.9%	16.4%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

Capacity*

Fab / (Wafer Size)	4Q11	3Q11
Shanghai Mega Fab (8”)	90,000	90,000
Beijing Mega Fab (12”)	65,540	65,540
Tianjin Fab (8”)	37,750	37,750
Total monthly wafer fabrication capacity	193,290	193,290

Note:

• Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-days basis for comparison purposes.

Shipment and Utilization

8” equivalent wafers	4Q11	3Q11	QoQ	4Q10	YoY
Wafer shipments including copper interconnects	374,116	406,715	-8.0%	517,404	-27.7%
Utilization rate(1)	65.6%	61.0%	4.6%	92.1%	-26.5%

Note:

(1)	Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing process. Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafer out divided by estimated capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q11	3Q11	QoQ	4Q10	YoY
Cost of sales	310,959	302,667	2.7%	312,043	-0.3%
Depreciation	106,150	103,375	2.7%	104,579	1.5%
Other manufacturing costs	204,546	199,007	2.8%	206,795	-1.1%
Share-based compensation	263	285	-7.7%	669	-60.7%
Gross profit (loss)	(21,331)	4,223	—	96,557	—
Gross margin	-7.4%	1.4%	—	23.6%	—

•	Cost of sales increased to $311.0 million in 4Q11, an increase of 2.7% QoQ from $302.7 million in 3Q11 primarily due to the ramp-up of 12-inch fab resulting in increased depreciation expense, and $11.4 million in excess of the amount accrued for Elpida settlement in other manufacturing costs.

•	Gross loss of $21.3 million in 4Q11, compared to a gross profit of $4.2 million in 3Q11 and gross profit of $96.6 million in 4Q10 due to a 8% QoQ decrease in wafer shipments and a 2.7% QoQ increase in cost of sales.

•	Gross margin was -7.4% in 4Q11 down from 1.4% in 3Q11.

Operating Expense (Income) Analysis

Amounts in US$ thousands	4Q11	3Q11	QoQ	4Q10	YoY
Total operating expenses	85,667	79,987	7.1%	29,567	189.7%
Research and development	38,921	51,479	-24.4%	44,731	-13.0%
General and administrative	25,038	21,903	14.3%	(6,187)	—
Selling and marketing	9,283	7,398	25.5%	8,582	8.2%
Others operating expense (income)	12,425	(793)	—	(17,559)	—

•	R&D expenses decreased to $38.9 million in 4Q11, down 24.5% QoQ from $51.5 million in 3Q11 mainly due to an increase of government R&D subsidies in 4Q11.

•	G&A expense was $25.0 million in 4Q11. Comparing with $21.9 million in 3Q11, the fluctuation was mainly due to personnel related reserves.

•	Selling & marketing expenses increased to $9.3 million in 4Q11, up 25.5% QoQ from $7.4 million in 3Q11 primarily due to an increase in selling activities.

•	Other operating expense was $12.4 million in 4Q11. Compared to other operating income of $0.8 million in 3Q11, the fluctuation was mainly due to loss from the disposal of equipment.

Other Income (Expenses)

Amounts in US$ thousands	4Q11	3Q11	QoQ	4Q10	YoY
Other income (expenses)	5,053	(223)	-	5,446	-7.2%
Interest income	1,342	1,039	29.2%	1,339	0.2%
Interest expense	(5,345)	(5,106)	4.7%	(1,790)	198.6%
Foreign currency exchange (loss) gain	6,776	2,977	127.6%	9,983	-32.1%
Other, net	2,280	867	163.0%	(4,086)	—

Depreciation and Amortization
Depreciation and amortization in 4Q11 was $145.2 million compared to $140.6 million in 3Q11.

Liquidity

Amounts in US$ thousands	4Q11	3Q11
Cash and cash equivalents	261,615	315,690
Restricted cash	136,907	210,083
Accounts receivable	165,234	165,911
Inventories	207,309	207,961
Others(1)	125,537	232,440
Total current assets	896,602	1,132,085
Accounts payable	280,691	338,305
Short-term borrowings	607,427	570,466
Current portion of long-term debt	188,355	297,433
Others	171,853	173,129
Total current liabilities	1,248,326	1,379,333
Cash Ratio	0.2x	0.2x
Quick Ratio	0.5x	0.5x
Current Ratio	0.7x	0.8x

Note:
(1) Other current assts decrease to $125.5 million in 4Q11 from $232.4 million in 3Q11. The decrease is mainly due to selling short term investment and a VAT refund received in 4Q11 which decreased other receivables.

Capital Structure

Amounts in US$ thousands	4Q11	3Q11
Cash and cash equivalents	261,615	315,690
Restricted cash	136,907	210,083
Current portion of promissory notes	29,374	29,582
Non-current portion of promissory notes	28,560	42,842
Short-term borrowings	607,427	570,466
Current portion of long-term debt	188,355	297,433
Long-term debt	75,361	153,163
Total debt	871,143	1,021,062
Equity(1)	2,245,997	2,405,947
Total debt to equity ratio	38.7%	42.4%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	4Q11	3Q11
Net cash from operating activities	80,813	160,885
Net cash from investing activities	29,249	(190,376)
Net cash from financing activities	(164,824)	(65,869)
Effect of exchange rate changes	687	138
Net change in cash	(54,075)	(95,222)

Capex Summary

• Capital expenditures for 4Q11 were $55.7 million.

Recent Highlights and Announcements
• Non-exempt Continuing Connected Transactions (2011-12-14)
• SMIC Receives Supplier Award from Qualcomm (2011-12-14)
• Crocus and SMIC Sign Technology Development and Wafer Manufacturing Agreements (2011-12-09)
• SMIC Reaches Settlement with Elpida (2011-12-09)
• SMIC Added to Hang Seng Corporate Sustainability Index Series (2011-12-02)
• ChipEstimate.com and SMIC Launch New IP Portal for SMIC Compatible Cores (2011-11-30)
• Grant of Options (2011-11-18)
• SMIC Reports Results for the Three Months Ended September 30, 2011 (2011-11-07)
• Further Information on Appointment of Independent Non-executive Director (2011-11-07)
• Notification of Board Meeting (2011-10-25)
• SMIC Awarded Largest Team Prize in Inaugural Shanghai J.P. Morgan Corporate Challenge (2011-10-20)

Please visit SMIC’s website at http://www.smics.com/eng/press/media_press.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	December 31, 2011	September 30, 2011
	(Unaudited)	(Unaudited)
Sales , net	289,628	306,890
Cost of sales	310,959	302,667
Gross (loss) profit	(21,331)	4,223

Operating expenses (income):
Research and development	38,921	51,479
General and administrative	25,038	21,903
Selling and marketing	9,283	7,398
Other operating expense (income)	12,425	(793)
Total operating expenses, net	85,667	79,987

Loss from operations	(106,998)	(75,764)
Total other income (loss), net	5,053	(223)
Loss before income tax and equity investment	(101,945)	(75,987)

Income tax expense	(65,040)	(12,470)
Gain from equity investment	1,784	601
Net loss	(165,201)	(87,856)

Accretion of interest to noncontrolling interest	(381)	(217)
Loss attributable to Semiconductor Manufacturing International Corporation	(165,582)	(88,073)

Loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.01)	(0.00)
Loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	(0.30)	(0.16)
Shares used in calculating basic and diluted loss per share	27,482,924,722	27,459,177,487

As of
	December 31, 2011	September 30, 2011
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	261,615	315,690
Restricted cash	136,907	210,083
Accounts receivable, net of allowances of $42,821 and $44,524 at December 31, 2011 and September 30, 2011, respectively	165,234	165,911
Inventories	207,309	207,961
Prepaid expense and other current assets	125,537	232,440
Total current assets	896,602	1,132,085

Prepaid land use rights	77,231	77,616
Plant and equipment, net	2,516,578	2,619,448
Acquired intangible assets, net	179,279	185,016
Other long-term assets	58,239	120,194
TOTAL ASSETS	3,727,929	4,134,359

LIABILITIES, NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	280,691	338,305
Accrued expenses and other current liabilities	142,479	143,547
Short-term borrowings	607,427	570,466
Current portion of promissory notes	29,374	29,582
Current portion of long-term debt	188,355	297,433
Total current liabilities	1,248,326	1,379,333

Long-term liabilities:
Promissory notes	28,560	42,842
Long-term debt	75,361	153,163
Other long-term liabilities	126,668	150,302
Total long-term liabilities	230,589	346,307

Total liabilities	1,478,915	1,725,640

Noncontrolling interest	4,199	3,818
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,487,676,065 and 27,465,082,687 shares issued and outstanding at December 31, 2011 and September 30, 2011, respectively	10,995	10,986
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, 445,545,911 shares issued and outstanding at both December 31, 2011 and September 30, 2011	178	178
Additional paid-in capital	4,240,907	4,239,818
Accumulated other comprehensive loss (income)	3,845	(553)
Accumulated deficit	(2,011,110)	(1,845,528)
Total equity	2,244,815	2,404,901

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,727,929	4,134,359

	For the three months ended
	December 31, 2011	September 30, 2011
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net loss	(165,201)	(87,856)
Depreciation and amortization	145,216	140,646
Gain from equity investment	(1,783)	(601)
Changes in working capital and others	102,581	108,696

Net cash provided by operating activities	80,813	160,885

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(89,120)	(183,266)
Intangible assets	(5,568)	(7,764)
Short-term investments	35,403	(38,275)
Changes in restricted cash relating to investing activities	88,428	36,623
Others	106	2,306

Net cash provided by (used in) investing activities	29,249	(190,376)

Financing activities:
Increase (Decrease) in short-term borrowings	36,961	(141,958)
Increase (Decrease) in long-term debt	(186,880)	16,988
Repayment of promissory notes	(15,000)	—
Proceeds from issuance of convertible preferred shares	—	58,901
Others	95	200

Net cash used in financing activities	(164,824)	(65,869)

Effect of exchange rate changes	687	138

NET DECREASE IN CASH AND CASH
EQUIVALENTS	(54,075)	(95,222)
CASH AND CASH EQUIVALENTS, beginning of period	315,690	410,912
CASH AND CASH EQUIVALENTS, end of period	261,615	315,690

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 8 2012

• For identification only